UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SOTHEBY’S

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

835898107

(CUSIP Number)

Neil S. Bhatia, Esq.

Marcato Capital Management LP

One Montgomery Street, Suite 3250

San Francisco, CA 94104

(415) 796-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Jeffrey L. Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

March 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO CAPITAL MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,571,806
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,571,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,806
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.53%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 835898107

1	Names of Reporting Persons RICHARD T. MCGUIRE III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES OF AMERICA
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 6,571,806
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,571,806
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,571,806
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.53%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,529,210
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,529,210
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,529,210
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.22%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO II, L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 117,754
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 117,754
11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,754
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.17%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 835898107

1	Names of Reporting Persons MARCATO INTERNATIONAL MASTER FUND, LTD.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,924,842
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,924,842
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,924,842
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.14%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 835898107

SCHEDULE 13D

This Amendment No. 8 supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 30, 2013, as amended from time to time (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Sotheby’s, a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.    Purpose of Transaction.

As previously disclosed, on February 26, 2015, Marcato filed a Notice of Challenge to Confidential Treatment with the Delaware Chancery Court (the “Notice”), seeking the unredacted release of certain documents from prior legal proceedings involving the Issuer. These legal proceedings, captioned Third Point LLC v. Ruprecht (Case No. 9469-VCP), involved a dispute between a large shareholder of the Issuer and members of its Board of Directors. The resolution of this dispute was announced on May 5, 2014, but unredacted versions of certain court filings remain unavailable to the public. In response to the Notice, the Issuer filed unredacted versions of three of the four requested briefs, but seeks continued confidential treatment of certain information redacted from the public version of plaintiff Third Point LLC’s Opening Brief in Support of Its Motion for Preliminary Injunction (the “Third Point Brief”), filed on April 29, 2014. On March 13, 2015, Marcato filed an Opposition to Motion for Continued Confidential Treatment with the Delaware Chancery Court (the “Opposition to Motion”). In the Opposition to Motion, Marcato argues that the public has a right to access the information contained in the Third Point Brief and that the Issuer has failed to make any particularized showing of harm necessary to maintain confidentiality.

The foregoing description of the Opposition to Motion does not purport to be complete and is qualified in its entirety by reference to the full text of the Opposition to Motion, which is filed as Exhibit 7, and is incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

(a) - (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 6,571,806 Shares (the “Marcato Shares”) constituting 9.53% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,529,210 Shares, constituting 2.22% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 117,754 Shares, constituting 0.17% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 4,924,842 Shares, constituting 7.14% of the Shares, each based upon a total of 68,992,620 Shares outstanding as of February 17, 2015 (based on the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 2, 2015).

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,529,210 Shares. Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 117,754 Shares. Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct vote of (and the shared power to dispose or direct the disposition of) 4,924,842 Shares. Marcato, as the investment manager of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares. By virtue of Mr. McGuire’s position as managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

Except as set forth in previous amendments to this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

Item 7.    Material to be Filed as Exhibits.

Exhibit 7 – Opposition to Motion for Continued Confidential Treatment

CUSIP No. 835898107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 16, 2015	MARCATO CAPITAL MANAGEMENT LP

	By:	Marcato Holdings LLC

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: March 16, 2015	RICHARD T. MCGUIRE III

	By:	/s/ Richard T. McGuire III

Date: March 16, 2015	MARCATO, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: March 16, 2015	MARCATO II, L.P.

	By:	MCM General Partner LLC, its General Partner

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Authorized Person

Date: March 16, 2015	MARCATO INTERNATIONAL MASTER FUND, LTD.

	By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director